Cathay Securities, Inc.

Via EDGAR

March 4, 2025

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Scott Anderegg
Dietrich King Nasreen Mohammed Doug Jones

Re:	Baiya International Group Inc.
Registration Statement on Form F-1, as amended
Initially Filed on October 31, 2023
File No. 333-275232

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Cathay Securities, Inc., as the representative of underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern Time, on Thursday, March 6, 2025, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Cathay Securities, Inc.

By:	/s/ Shell Li
Name:	Shell Li
Title:	Chief Executive Officer